SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

LCC International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

501810 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)

[	]	Rule 13d-1(c)

[ X ]	Rule 13d-1(d)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajendra Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER Not applicable
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,545,575 shares of Class A Common Stock*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER N/A
WITH	8	SHARED DISPOSITIVE POWER 4,545,575 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,575 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 4,425,577 shares of Class A Common Stock issued upon conversion of 4,425,577 shares of Class B Common Stock on December 22, 2006.

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neera Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER Not applicable
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,545,575 shares of Class A Common Stock*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER N/A
WITH	8	SHARED DISPOSITIVE POWER 4,545,575 shares of Class A Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,575 shares of Class A Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 4,425,577 shares of Class A Common Stock issued upon conversion of 4,425,577 shares of Class B Common Stock on December 22, 2006.

CUSIP No 501810 10 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Raj and Neera Singh Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF	5	SOLE VOTING POWER Not applicable
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,000,000 shares of Class A Common Stock
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER Not applicable
WITH	8	SHARED DISPOSITIVE POWER 4,000,000 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No 501810 10 5	SCHEDULE 13G

Item 1.	(a)	Name of Issuer:
LCC International, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:
7925 Jones Branch Drive
McLean, Virginia 22102

Item 2.	(a)	Name of Persons Filing:
Rajendra Singh
Neera Singh
The Raj and Neera Singh Charitable Foundation, Inc.

Rajendra and Neera Singh are husband and wife. The Raj and Neera Singh Charitable Foundation, Inc. (the “Foundation”) is controlled by Rajendra and Neera Singh. On December 22, 2006 RF Investors, L.L.C. (“RF Investors”), an entity controlled by Rajendra and Neera Singh and members of their family, donated 4,000,000 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) to the Foundation. As a result of such donation such shares were converted into shares of Class A Common Stock, par value $.01 per share, of the Issuer (the “Class A Common Stock”). Simultaneously with the donation to the Foundation, the remaining 425,577 outstanding shares of Class B Common Stock retained by RF Investors were also automatically converted into shares of Class A Common Stock on a one-for-one basis. The Class B Common Stock was entitled to 10 votes per share and the Class A Common Stock is entitled to one vote per share.

b)	Address of Principal Business Office or, if none, Residence:
Same address for each filing person:

201 North Union Street
Suite 360
Alexandria, Virginia 22314

(c)	Citizenship:
Rajendra Singh - United States
Neera Singh - United States
The Raj and Neera Singh Charitable Foundation, Inc. – a Florida nonprofit corporation

(d)	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number:
501810 10 5

CUSIP No 501810 10 5	SCHEDULE 13G

Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.
As of December 31, 2006:
(a)	Amount beneficially owned:

Rajendra and Neera Singh beneficially own in the aggregate 4,545,575 shares of Class A Common Stock. These shares consist of (i) 40,000 shares of Class A Common Stock held by Rajendra and Neera Singh, (ii) 79,998 shares of Class A Common Stock that may be acquired within 60 days pursuant to options granted to Rajendra and Neera Singh under the Issuer’s Amended and Restated Equity Incentive Plan, (iii) 425,577 shares of Class A Common Stock of the Issuer held by RF Investors, and (iv) 4,000,000 shares of Class A Common Stock of the Issuer held by The Raj and Neera Singh Charitable Foundation, Inc.

The Raj and Neera Singh Charitable Foundation, Inc., an entity controlled by Rajendra and Neera Singh, beneficially owns 4,000,000 shares of Class A Common Stock of the Issuer.

(b)	Percent of class of Class A Common Stock:

Rajendra and Neera Singh beneficially own in the aggregate 17.9% of the Class A Common Stock, which includes the 15.8% of the Class A Common Stock beneficially owned by The Raj and Neera Singh Charitable Foundation, Inc.

(c)	Number of shares as to which each Reporting Person has:
(i)	Sole power to vote or to direct the vote:
Not applicable

(ii)	Shared power to vote or to direct the vote:

Rajendra and Neera Singh share the power to vote 4,545,575 shares of Class A Common Stock, which includes the 4,000,000 shares of Class A Common Stock beneficially owned by the Foundation.

(iii)	Sole power to dispose or direct the disposal of:
Not applicable

(iv)	Shared power to dispose or direct the disposal of:

Rajendra and Neera Singh share the power to dispose 4,545,575 shares of Class A Common Stock, which includes the 4,000,000 shares of Class A Common Stock beneficially owned by the Foundation.

CUSIP No 501810 10 5	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

As a result of the donation by RF Investors, to the Foundation described in Item 2(a), RF Investors, Telcom Ventures, L.L.C. and Cherrywood Holdings, Inc., all of which were previously reporting persons on this Schedule 13G, no longer beneficially own more than 5% of the outstanding Class A Common Stock and are no longer reporting persons on this Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as set forth in this Amendment No. 11 to Schedule 13G, no person owns more than 5% on behalf of another person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

CUSIP No 501810 10 5	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13G is true, complete and correct.

Dated: February 13, 2007

RAJENDRA SINGH

/s/ RAJENDRA SINGH
Rajendra Singh

/s/ NEERA SINGH
Neera Singh

CHERRYWOOD HOLDINGS, INC.

By: /s/ SERGE G. MARTIN
Name: Serge G. Martin
Title: Vice President

TELCOM VENTURES, L.L.C.

By: /s/ SERGE G. MARTIN
Name: Serge G. Martin
Title: Executive Vie President

RF INVESTORS, L.L.C.

By: /s/ SERGE G. MARTIN
Name: Serge G. Martin
Title: Vice President

THE RAJ AND NEERA SINGH
CHARITABLE FOUNDATION, INC.

By: /s/ SERGE G. MARTIN
Name: Serge G. Martin
Title: Vice President